June 13, 2005

Mr. David W. Kay
Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, NY  14219

RE:  	Form 8-K Item 4.01 (401k Plan) filed June 10, 2005
	File # 0-22462

Dear Mr. Kay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You currently disclose that there were no disagreements with your former accountants during the fiscal years ended December 31, 2003 and 2002. Please amend your filing to cover the interim period from the date of the last audited financial statements, December 31, 2003, to June 6, 2005, the date of resignation. See Item 304(a)(1)(IV) of
Regulation S-K.

2. You currently disclose that you did not consult with Freed
Maxick
& Battaglis CPA`s, P.C. during the fiscal years ended December 31, 2003 and 2002. Please amend your filing to cover the interim period from the date of the last audited financial statements, December 31,
2003, to June 6, 2005, the date of engagement. See Item 304(a)(2) of
Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant
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David W. Kay
Chief Financial Officer
June 13, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE